# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO GROUP HOLDINGS, INC., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0001766363
Persons authorized to receive notices and communications: Robert Hilton, c/o TKO Group Holdings, Inc., 200 Fifth Ave, 7th Floor, New York, New York (NY), 10010, (646) 558-8333

## Reporting persons
- Endeavor Group Holdings, Inc. (CIK 0001766363): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
- Endeavor Manager, LLC (CIK 0002021108): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
  Comment: Limited Liability Company
- Endeavor Operating Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 120,563,082; sole dispositive power 0; shared dispositive power 120,563,082; aggregate amount beneficially owned 120,563,082 (61% of the class)
  Comment: Limited Liability Company
- EOC Topco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,155,188; sole dispositive power 0; shared dispositive power 2,155,188; aggregate amount beneficially owned 2,155,188 (2.6% of the class)
  Comment: Limited Liability Company
- EOC Borrower, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,155,188; sole dispositive power 0; shared dispositive power 2,155,188; aggregate amount beneficially owned 2,155,188 (2.6% of the class)
  Comment: Limited Liability Company
- January Capital Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 83,074,858; sole dispositive power 0; shared dispositive power 83,074,858; aggregate amount beneficially owned 83,074,858 (50.5% of the class)
  Comment: Limited Liability Company
- January Capital Sub, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,542,033; sole dispositive power 0; shared dispositive power 6,542,033; aggregate amount beneficially owned 6,542,033 (7.4% of the class)
  Comment: Limited Liability Company
- WME IMG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,211,566; sole dispositive power 0; shared dispositive power 26,211,566; aggregate amount beneficially owned 26,211,566 (24.7% of the class)
  Comment: Limited Liability Company
- IMG Worldwide, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 24,386,536; sole dispositive power 0; shared dispositive power 24,386,536; aggregate amount beneficially owned 24,386,536 (23% of the class)
  Comment: Limited Liability Company
- Patrick Whitesell: type of reporting person: individual (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: TKO GROUP HOLDINGS, INC.
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on February 6, 2025 (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety with the following:
Patrick Whitesell;
Endeavor Group Holdings, Inc. ("Endeavor");
Endeavor Manager, LLC ("Endeavor Manager");
Endeavor Operating Company, LLC ("EOC");
EOC Topco, LLC ("EOC Topco");
EOC Borrower, LLC ("EOC Borrower");
January Capital Holdco, LLC ("January Holdco");
January Capital Sub, LLC ("January Sub");
WME IMG, LLC ("WME IMG"); and
IMG Worldwide, LLC ("IMG Worldwide")

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On March 24, 2025 (the "Closing Date"), Silver Lake and its affiliates completed the previously announced acquisition (the "Endeavor Acquisition") of Endeavor Group Holdings, Inc. ("Endeavor"), the Issuer's parent company. In connection with the Endeavor Acquisition, on the Closing Date Endeavor's existing governing body was dissolved and Patrick Whitesell ceased serving as a member thereof. As a result, Mr. Whitesell may no longer be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
January Holdco is the record holder of 83,074,858 common units ("TKO OpCo Units") of TKO Operating Company, LLC ("TKO OpCo"), January Sub is the record holder of 6,542,033 TKO OpCo Units, EOC Borrower is the record holder of 2,155,188 TKO OpCo Units and IMG Worldwide is the record holder of 24,386,536 TKO OpCo Units. Subject to the terms of the operating agreement of TKO OpCo, the TKO OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. In addition, EOC is the record holder of 2,579,437 shares of Class A Common Stock and WME IMG is the record holder of 1,825,030 shares of Class A Common Stock.

Endeavor is the managing member of Endeavor Manager, which in turn is the sole member of EOC. EOC is the sole member of January Holdco, January Sub and EOC Topco, which in turn is the managing member of EOC Borrower (EOC, January Holdco, January Sub, EOC Borrower and EOC Topco, collectively, the "EDR Subscribers"). IMG Worldwide is an indirect subsidiary of WME IMG, which is an indirect subsidiary of Endeavor. As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers, WME IMG or IMG Worldwide.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of March 24, 2025, based upon 81,553,818 shares of Class A Common Stock outstanding as of January 31, 2025.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 4, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock since Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 24, 2025, Mr. Whitesell ceased to be the beneficial owner of more than five percent of the outstanding Class A Common Stock of the Issuer as a result of the dissolution of Endeavor's former governing body.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Signatures
- Endeavor Group Holdings, Inc.: /s/ Jason Lublin, Jason Lublin, Chief Financial Officer (03/26/2025)
- Endeavor Manager, LLC: /s/ Jason Lublin, Jason Lublin, Chief Financial Officer (03/26/2025)
- Endeavor Operating Company, LLC: /s/ Jason Lublin, Jason Lublin, Chief Financial Officer (03/26/2025)
- EOC Topco, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Sigantory (03/26/2025)
- EOC Borrower, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (03/26/2025)
- January Capital Holdco, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (03/26/2025)
- January Capital Sub, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (03/26/2025)
- WME IMG, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (03/26/2025)
- IMG Worldwide, LLC: /s/ Jason Lublin, Jason Lublin, Authorized Signatory (03/26/2025)
- Patrick Whitesell: /s/ Patrick Whitesell, Patrick Whitesell (03/26/2025)